"Exemption No. 82-1357"

Continental Aktiengesellschaft

Press Release



Con[illegible]us in the Asian market

Continental Teves Corporation (CTC) Tokyo signs Letter of Intent to take over the wheel speed sensor activities of Nagano Japan Radio Co., Ltd. (NJRC)

Hanover/Tokyo, June 25, 2003. The Continental Teves Corporation (CTC), Tokyo, and Nagano Japan Radio Co., Ltd. (NJRC), Nagano, have signed a Letter of Intent regarding the possible takeover of the wheel speed sensor (WSS) activities of the Japanese electronics manufacturer by CTC. At present NJRC already manufactures wheel speed sensors in their Chinese factory exclusively for Continental Teves, responsible for braking and stability systems within Continental AG. By these means, Continental AG, Hanover, is strengthening its position in the growing Asian automobile market.

"This acquisition would be a further building block in our long-term Asian strategy", says Dr. Wolfgang Ziebart, Deputy Chairman of the Board of Directors of Continental AG and responsible for Continental Teves. "With the setting-up of a local production facility, we are countering the increased price pressure and are moving closer to our customers", says Ziebart.

CTC – a subsidiary of Continental Teves (51 percent) and Nisshinbo Industries – produces electronic and hydraulic braking systems for Japanese and Korean automobile manufacturers. NJRC has been supplying the wheel speed sensors, which are integrated within these systems, under licence since 1997. The Japanese location Nagano operates as headquarter with Research and Development, Administration, Sales and other functions. Production is mainly carried out in the Chinese plant of the 100-percent NJRC subsidiary, NJRC (Lianyungang) Electronics Co., Ltd, (LYG) in Lianyungang, China.

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Wheel speed sensors are an important component in the Electronic Stability Programme ESP, an active safety system that recognizes unstable driving conditions at the very outset and applies automatic corrective action.

NJRC has about 1,350 employees in the WSS area. 12.5 million wheel speed sensors were produced in 2002; the turnover was around 55 million Euros. CTC would take over the whole WSS business of NJRC - the activities in Japan as well as the plant in Lianyungang - integrating all the specific functions with WSS know-how into the CTC organization.

The Continental Group is a leading supplier of braking systems, suspension components, vehicle electronics, tires and technical elastomers. In 2002, the Group employed some 64,500 staff worldwide and achieved a turnover of 11.4 billion euros.

Andreas Meurer
Head of Press
Continental AG
Tel.: +49-(0)511-938-1278
Fax: +49-(0)511-938-1055
prkonzern@conti.de

Dirk Nebelung
Director Communications
Continental Automotive Systems
Tel.: +49-(0)69-7603-6000
Fax: +49-(0)69-7603-3945
Dirk.Nebelung@contiteves.com

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